UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                          Cellegy Pharmaceuticals, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   151152-10-3
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                                 (CUSIP Number)

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                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 23, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 12 Pages)

                                  SCHEDULE 13D

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CUSIP No. 151152-10-3                                  Page 2 of  12  Pages
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-------- ----------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


         Four Partners

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         WC

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

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    NUMBER OF        7     SOLE VOTING POWER

     SHARES                1,053,500
                   ------------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------------------------------------------------------------
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           1,053,500
                   ------------------------------------------------------------
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

-------- ----------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,053,500  (See Item 5)

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                           |X|

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.2%   (See Item 5)

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  14     TYPE OF REPORTING PERSON*

         PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 151152-10-3             13D                  Page 3 of 12 Pages



Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Statement relates is the Common Stock, no par value per share (the "Common Stock"), of Cellegy Pharmaceuticals, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1065 E. Hillsdale Blvd., Forest City, CA 94404.

Item 2.  Identity and Background.

         This Statement is being filed by Four Partners, a New York general partnership ("FP"). The principal business of FP is investments. The address of the principal business and the principal office of FP is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021. The sole partners of FP are Andrew
H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel
R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas
J. Tisch 1991 Trust, for which Thomas J. Tisch is the managing trustee. Thomas
J. Tisch has been appointed the Manager of FP.

         Set forth below is certain information with respect to Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the "Messrs. Tisch"), who are the respective managing trustees of the four partners of FP:


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CUSIP NO. 151152-10-3             13D                  Page 4 of 12 Pages


                                                  Present Principal
Name                 Business Address             Occupation
----                 ----------------             -----------------

Andrew H. Tisch      667 Madison Avenue           Member, Management Committee,
                     New York, NY  10021          Loews Corporation (a public
                                                  company)

Daniel R. Tisch      c/o Mentor Partners, L.P.    General Partner, Mentor
                     499 Park Avenue              Partners, L.P.(a partnership
                     New York, NY  10022          engaged in investment
                                                  activities)

James S. Tisch       667 Madison Avenue           President and Chief Operating
                     New York, NY  10021          Officer, Loews Corporation
                                                  (a public company)

Thomas J. Tisch      667 Madison Avenue           Managing Partner of FLF
                     New York, NY  10021          Associates and Manager of FP
                                                  (partnerships engaged in
                                                  investment activities)

         The Messrs. Tisch are brothers and are United States citizens.

         During the last five years, none of the persons or the entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or the entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.


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CUSIP NO. 151152-10-3             13D                  Page 5 of 12 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

         All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP or, in the case of the securities for which James S. Tisch is custodian, personal funds of James S. Tisch. The aggregate purchase price of such securities purchased by FP was approximately $2,516,052.50. The aggregate purchase price of such securities purchased by James S. Tisch as custodian was approximately $107,796.60.

Item 4.  Purpose of Transaction.

         The securities purchased by FP were purchased solely for investment. FP expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position.

         FP has no intention of seeking control of the Issuer, nor does it have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 151152-10-3             13D                  Page 6 of 12 Pages


Item 5.  Interest in Securities of the Issuer.

         FP owns 1,053,500 shares of Common Stock. In addition, by virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of the 19,200 shares of Common Stock owned by his children. FP disclaims beneficial ownership of these shares of Common Stock.

         (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

    Name of                 Amount and Nature of              % of Class
Beneficial Owner            Beneficial Ownership             Outstanding (1)

Four Partners                1,053,500                             14.2%
Andrew H. Tisch 1991 Trust           0    (2)                        0
Daniel R. Tisch 1991 Trust           0    (2)                        0
James S. Tisch 1991 Trust            0    (2)                        0
Thomas J. Tisch 1991 Trust           0    (2)                        0
Andrew H. Tisch                      0    (2)                        0
Daniel R. Tisch                      0    (2)                        0
James S. Tisch                  19,200    (2)                       0.3%
Thomas J. Tisch                      0    (2)                        0
                          ---------------                         -----

Total                        1,072,700                             14.5%  (1)



(1) In the Common Stock Purchase Agreement made as of July 23, 1997 with the Issuer (the "Purchase Agreement"), the Issuer represented that approximately


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CUSIP NO. 151152-10-3             13D                  Page 7 of 12 Pages

     5,879,115 shares of Common Stock were issued and outstanding as of June 30, 1997 (subject to increase only by employee stock option exercises after June 30, 1997 or by conversion of outstanding shares of Series A Preferred Stock, no par value per share, of the Issuer into shares of Common Stock). Pursuant to the Purchase Agreement, an additional 1,547,827 shares of Common Stock were issued. As a result, approximately 7,426,942 shares of Common Stock are issued and outstanding.

(2) Does not include shares owned by FP. None of the Messrs. Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them and except for 19,200 shares of Common Stock for which James S. Tisch is custodian of on behalf of his children and of which FP disclaims beneficial ownership.

         (b) With respect to the persons and entities named in response to paragraph (a) above:

         (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 1,053,500 shares of Common Stock owned by it;

         (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the 1,053,500 shares of Common Stock owned by FP; and

         (iii) By virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of the 19,200 shares of Common Stock owned by his children. FP disclaims beneficial ownership of these shares of Common Stock.

CUSIP NO. 151152-10-3             13D                  Page 8 of 12 Pages

         (c) The following transactions were effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.

                                                      Price/Share
Transaction      Date     Security       No.            or Unit         Market
-----------      ----     --------       ---          -----------       ------
                                                                        NASDAQ
 Purchase      6/12/97     Common       10,000            3.10         SmallCap

                                                                        NASDAQ
 Purchase      6/13/97     Common        8,500            3.16         SmallCap

 Purchase      6/30/97     Common      235,000            2.375          (1)

 Purchase      7/23/97     Common      800,000            2.375          (2)

------------------------
(1) Purchase of Common Stock in a private transaction.
(2) Purchase of Common Stock directly from the Issuer.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         None of the persons or entities named in Item 2 above has any express contracts, arrangements or understandings with any of the other persons or entities named in Item 2 above with respect to the securities of the Issuer. Except as set forth in this Schedule 13D, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer.

CUSIP NO. 151152-10-3             13D                  Page 9 of 12 Pages

         On July 23, 1997, FP entered into the Purchase Agreement with the Issuer pursuant to which FP purchased 800,000 shares (the "Purchased Shares") of Common Stock at a price of $2.375 per share. Pursuant to the Purchase Agreement, the Issuer will use all reasonable efforts to have declared effective a registration statement providing for the resale by FP of all of the Registrable Securities (which include, among other things, all of the Purchased Shares and any other shares of Common Stock owned, at the time of filing of the registration statement). The Issuer also agreed to file documents required for normal blue sky clearance in certain states. The Issuer agreed to indemnify FP against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

         The issuance of the Purchased Shares to FP was not registered under the Securities Act. FP acknowledged that the Purchased Shares are characterized as "restricted securities" under the Securities Act and such securities may be resold without registration under the Securities Act only in certain limited circumstances.

         FP agreed, with certain exceptions, not to sell any of the Purchased Shares unless (i) there is then in effect a registration statement under the Securities Act covering such proposed disposition or (ii) FP notifies the Issuer of the proposed disposition and furnishes the Issuer with a statement of the circumstances surrounding the proposed

CUSIP NO. 151152-10-3             13D                  Page 10 of 12 Pages

disposition and FP furnishes the Issuer with an opinion of counsel that such disposition will not require registration of such securities under the Securities Act. FP also agreed, to the extent requested by the Issuer or an underwriter, to refrain from transferring any Purchased Shares for up to 180 days after the effective date of a registration statement of the Issuer filed under the Securities Act; provided, however, that (i) such agreement is applicable only to the first such registration statement of the Issuer filed after the date of the Purchase Agreement that covers securities to be sold on its behalf to the public in an underwritten offering but not to any Registrable Securities that are included in and sold pursuant to such registration statement and (ii) all executive officers and directors of the Issuer then holding Common Stock enter into similar agreements.

         The Issuer agreed to use its best efforts to notify FP in writing before filing any registration statement under the Securities Act for purposes of effecting a public offering by the Issuer of securities of the Issuer and will afford FP an opportunity to include in such registration statement all or any part of the securities then held by FP. Such "piggy-back" rights granted to FP apply to the first three registration statements filed by the Issuer after the purchase.

         Other than the Purchase Agreement, none of the persons or entities named in Item 2 above has any contracts,

CUSIP NO. 151152-10-3             13D                  Page 11 of 12 Pages

arrangements, understandings or relationships with the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1.  Common Stock Purchase Agreement made as of July 23, 1997.

CUSIP NO. 151152-10-3             13D                  Page 12 of 12 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 30, 1997                               FOUR PARTNERS

                                            By /s/Thomas J. Tisch
                                                   Thomas J. Tisch
                                               Manager of Four Partners